Form 3520-7
(March 2010)	FORM APPROVED
UNITED STATES	OMB NO. 1004-0121
DEPARTMENT OF THE INTERIOR	Expires: February 28, 2013
BUREAU OF LAND MANAGEMENT
Serial Number
Potassium LEASE	UTU-88387

PART I.  LEASE RIGHTS GRANTED.

This ☒ Lease ❑ Lease Renewal entered into by and between the UNITED STATES OF AMERICA, through the Bureau of Land Management (BLM), hereinafter called lessor and (Name and Address)
PEAK MINERALS INC
1100 E 6600 S STE 305
SALT LAKE CITY, UT 84121-7411 US

Hereinafter called lessee, is effective (date) June 01 2011, for a period of 20 years,

Sodium, Sulphur, Hardrock —

☐
with preferential right in the lessee to renew for successive periods of _____ years under such terms and conditions as may be prescribed by the Secretary of the Interior, unless otherwise provided by law at the expiration of any period.

Potassium, Phosphate, Gilsonite —

☒	and for so long thereafter as lessee complies with the terms and conditions of this lease which are subject to readjustment at the end of each 20 year period, unless otherwise provided by law,

Sec. 1.	This lease is issued pursuant and subject to the terms and provisions of the:
☒	Mineral Leasing Act of 1920, as amended, and supplemented, 41 Stat. 437, 30 U.S.C. 181-287, hereinafter referred to as the Act;
☐	Mineral Leasing Act of Acquired Lands, Act of August 7, 1947, 61 Stat. 913, 30 U.S.C. 351-359;
☐	Reorganization Plan No. 3 of 1946, 60 Stat. 1099 and 43 U.S.C. 1201;
☐	(Other) _________________________________________________________________________; and
to the regulations and general mining orders of the Secretary of the Interior ~~in force on the date this lease issued~~ now or hereafter in force, when not inconsistent with the express and specific provisions herein.

Sec. 2.           Lessor, in consideration of any bonuses, rents, and royalties to be paid, and the conditions and covenants to be observed as herein set forth, hereby grants and leases to lessee the exclusive right and privilege to explore for, drill for, mine, extract, remove, beneficiate, concentrate, or otherwise process and dispose of the potassium deposits and other associated minerals, hereinafter referred to as “leased deposits,” in, upon, or under the following described lands:
T. 24 S., R 12 W., SLM, Utah
Sec. 3, lots 1-4, S 1/2 N 1/2, S 1/2;
Sec. 4, lots 1-4, S 1/2 N 1/2, S 1/2;
Sec. 5, lots 1-4, S 1/2 N 1/2, S 1/2;

containing 1,929.01 acres, more or less, together with the right to construct such works, buildings, plants, structures, equipment and appliances and the right to use such on-lease rights-of-way which may be necessary and convenient in the exercise of the rights and privileges granted, subject to the conditions herein provided.

Phosphate —
☐
In accordance with section 11 of the Act (30 U.S.C. 213), lessee may use deposits of silica, limestone, or other rock in the processing of refining of the phosphates, phosphate rock, and associated or related minerals mined from the leased lands or other lands upon payments of royalty as set forth on the attachment to this lease.  (Phosphate leases only.)

(continued on page 2)

PART II.  TERMS AND CONDITIONS

Sec. 1.           (a) RENTAL RATE — Lessee shall pay lessor rental annually and in advance for each acre or fraction thereof during the continuance of the lease at the rate indicated below:

Sulphur, Gilsonite —
☐	50 cents for the first lease year and each succeeding lease year;

Hardrock —
☐	$1 for the first lease year and $1 for each succeeding lease year;

Phosphate —
☐	25 cents for the first lease year, 50 cents for the second and third lease years, and $1 for each and every lease year thereafter;

Potassium Sodium —
☐	25 cents for the first calendar year or fraction thereof, 50 cents for the second, third, fourth, and fifth calendar years respectively, and $1 for the sixth and each succeeding calendar year; or

Sodium, Sulphur, Asphalt, and Hardrock Renewal Leases —
☐           $_____ for each lease year;

(b)	RENTAL CREDITS — The rental for any year will be credited against the first royalties as they accrue under the lease during the year for which rental was paid.

Sec. 2.           (a) PRODUCTION ROYALTIES — Lessee must pay lessor a production royalty in accordance with the attached schedule.  Such production royalty is due the last day of the month next following the month in which the minerals are sold or removed from the leased lands.

(b) MINIMUM ANNUAL PRODUCTION AND MINIMUM ROYALTY — (1) Lessee must produce on an annual basis a minimum amount of *See schedule*, except when production is interrupted by strikes, the elements, or casualties not attributable to the lessee.  Lessor may permit suspension of operations under the lease when marketing conditions are such that the lease cannot be operated except at a loss.  (2) At the request of the lessee, made prior to initiation of the lease year, the BLM may allow in writing the payment of a $3.00 per acre or fraction thereof minimum royalty in lieu of production for any particular lease year.  Minimum royalty payments must be credited to production royalties for that year.

Sec. 3.           REDUCTION AND SUSPENSION — In accordance with Section 39 of the Mineral Leasing Act, 30 U.S.C. 209, the lessor reserves the authority to waive, suspend or reduce rental or minimum royalty, or to reduce royality and reserves the authority to assent to or order the suspension of this lease.

Sec. 4.           BONDS — Lessee must maintain in the proper office a lease bond in the amount of $5,000, or in lieu thereof, an acceptable statewide or nationwide bond.  The BLM may require an increase in this amount when additional coverage is determined appropriate.

Sec. 5.           DOCUMENTS, EVIDENCE AND INSPECTION — At such times and in such form as lessor may prescribe, lessee must furnish detailed statements showing the amounts and quality of all products removed and sold from the lease, the proceeds therefrom, and the amount used for production purposes or unavoidably lost.

Lessee must keep open at all reasonable times for the inspection of any duly prescribed employee of lessor, the leased premises and all surface and underground improvements, work, machinery, ore stockpiles, equipment, and all books, accounts, maps, and records relative to operations, surveys, or investigations on or under the leased lands.

Lessee must either submit or provide lessor access to and copying of documents reasonably necessary to verify lessee compliance with terms and conditions of the lease.

While this lease remains in effect, information obtained under this section must be closed to inspection by the public in accordance with the Freedom of Information Act (5 U.S.C. 552).

(continued on page 3)	(Form 3520-7, Page 2)

Sec. 6.           DAMAGES TO PROPERTY AND CONDUCT OF OPERATIONS — Lessee must exercise reasonable diligence, skill, and care in the operation of the property, and carry on all operations in accordance with approved methods and practices as provided in the operating regulations, having due regard for the prevention of injury to life, health or property and of waste or damage to any water or mineral deposits.

Lessee must not conduct exploration or operations, other than causal use, prior to receipt of necessary permits or approval of plans of operations by lessor.

Lessee must carry on all operations in accordance with approved methods and practices as provided in the operating regulations, and the approved mining plans in a manner that minimizes adverse impacts to the land, air, and water, to cultural, biological, visual, minerals, and other resources, and to other land uses or users.  Lessee must take measures deemed necessary by lessor to accomplish the intent of this lease term.  Such measures may include, but are not limited to, modification to proposed siting or design of facilities, timing of operations, and specification of interim and final reclamation procedures.

Lessor reserves to itself the right to lease, sell, or otherwise dispose of the surface or other mineral deposits in the lands and the right to continue existing uses and to authorize future uses upon or in the leased lands, including issuing leases for mineral deposits not covered hereunder or the approval of easements or rights-of-way.  Lessor will condition such uses to prevent unnecessary or unreasonable interference with rights of lessee as may be consistent with concepts of multiple use and multiple mineral development.

Sec. 7.           PROTECTION OF DIVERSE INTERESTS, AND EQUAL OPPORTUNITY — Lessee must: pay when due all taxes and legally assessed and levied under the laws of the State or the United States; accord all employees complete freedom of purchase; pay all wages at least twice each month in lawful money of the United States; maintain a safe working environment in accordance with standard industry practices; restrict the workday to not more than 8 hours in any one day for underground workers, except in emergencies; and take measures necessary to protect the health and safety of the public.  No person under the age of 16 years must be employed in any mine below the surface.  To the extent that laws of the State in which the lands are situated are more reactive than the provisions in this paragraph, then the State laws apply.

Lessee must comply with all provisions of Executive Order No. 11246 of September 24, 1965, as amended, and the rules, regulations, and relevant orders of the Secretary of Labor.  Neither lessee nor lessee’s subcontractors must maintain segregated facilities.

Sec. 8.           (a) TRANSFERS — This lease may be transferred in whole or in part to any person, association or corporation qualified to hold such lease interest.

(b) RELINQUISHMENT — The lessee may relinquish in writing at any time all rights under this lease or any portion thereof as provided in the regulations.  Upon lessor’s acceptance of the relinquishment, lessee must be relieved of all future obligations under the lease or the relinquished portion thereof, whichever is applicable.

Sec. 9.           DELIVERY OF PREMISES, REMOVAL OF MACHINERY, EQUIPMENT, ETC. — At such time as all or portions of this lease are returned to lessor, lessee must deliver up to lessor the land leased, underground timbering, and such other supports and structures necessary for the preservation of the mine workings on the leased premises or deposits and place all wells in condition for suspension or abandonment.  Within 180 days thereof, lessee must remove from the premises all other structures, machinery, equipment, tools, and materials that it elects to or as required by BLM.  Any such structures, machinery, equipment, tools, and materials remaining on the leased lands beyond 180 days, or approved extension thereof, will become the property of the lessor, but lessee must either remove any or all such property or must continue to be liable for the cost of removal and disposal in the amount actually incurred by the lessor.  If the surface is owned by third parties, lessor will waive the requirement for removal, provided the third parties do not object to such waiver.  Lessee must, prior to the termination of bond liability or at any other time when required and in accordance with all applicable laws and regulations, reclaim all lands the surface of which has been disturbed, dispose of all debris or solid waste, repair the offsite and onsite damage caused by lessee’s activity or activities on the leased lands, and reclaim access roads or trails.

Sec. 10.         PROCEEDINGS IN CASE OF DEFAULT — If lessee fails to comply with applicable laws, now existing regulations, or the terms, conditions and stipulations of this lease, and noncompliance continues for 30 days after written notice thereof, this lease will be subject to cancellation by the lessor only by judicial proceedings.  This provision will not be construed to prevent the exercise by lessor of any other legal and equitable remedy, including waiver of the default.  Any such remedy or waiver will not prevent later cancellation for the same default occurring at any other time.

(continued on page 4)	(Form 3520-7, Page 3)

Sec. 11.         HEIRS AND SUCCESSORS-IN-INTEREST — Each obligation of this lease must extend to and be binding upon, and every benefit hereof must inure to, the heirs, executors, administrators, successors, or assigns of the respective parties hereto.

Sec. 12.        INDEMNIFICATION — Lessee must indemnify and hold harmless the United States from any and all claims arising out of the lessee’s activities and operations under this lease.

Sec. 13.         SPECIAL STATUTES — This lease is subject to the Federal Water Pollution Control Act (33 U.S.C. 1151-1175), the Clean Air Act (42 U.S.C. 1857 et seq.), and to all other applicable laws pertaining to exploration activities, mining operations and reclamation.

Sec. 14.        SPECIAL STIPULATIONS — SEE ATTACHED SPECIAL STIPULATIONS

THE UNITED STATES OF AMERICA

Peak Minerals, Inc.	By	Kent Hoffman
(Company or Lessee Name)		(Signing Officer’s Printed Name)

/s/ [unintelligible]		/s/ Kent Hoffman
(Signature of Lessee)		(Signing Officer)

Vice President		DSD Lands—Minerals
(Title)		(Title)

2011-05-24		June 07 2011
(Date)		(Date)

Title 18 U.S.C. Section 1001 makes it a crime for any person knowingly and willfully to make to any department or agency of the United States any false, fictitious or fraudulent statements or representations as to any matter within its jurisdiction.

(continued on page 5)	(Form 3520-7, Page 4)

NOTICES

The Privacy Act of 1974 and the regulation in 43 CFR 2.48(d) provide that you be furnished with the following information required by this application.

AUTHORITY: 30 U.S.C. 181 et seq., 43 U.S.C. 3500

PRINCIPAL PURPOSE: The BLM will use the information you provide to verify your compliance with lease terms.

ROUTINE USES: The BLM will disclose information to: (1) appropriate Federal, State, local or foreign agencies when relevant to civil, criminal, or regulatory investigations or prosecutions; (2) appropriate Federal agencies when their concurrence is required before BLM grants a right in public lands or resources; (3) a member of the public in response to a specific request for pertinent information; (4) a congressional office in response to an inquiry made at the request of an individual; and (5) to a consumer reporting agency to expedite collecting debts owed the government.

EFFECT OF NOT PROVIDING INFORMATION: Filing of the information is required to obtain and keep a benefit.  If you do not provide the information, BLM may seek to cancel your lease.

The Paperwork Reduction Act of 1995 requires us to inform you that:
The BLM collects this information to comply with the regulations at 43 CFR 3500, which implement the provisions of the Mineral Leasing Act of 1920, as amended; the Mineral Leasing Act for Acquired Land of 1947; and section 402 of Reorganization Plan No. 3 of 1946.
The BLM uses the information to verify that you are complying with lease terms.
Response to this request is required to obtain and keep a benefit.
The BLM would like you to know that you do not have to respond to this or any other Federal agency-sponsored information collection unless it displays a currently valid OMB control number.

BURDEN HOURS STATEMENT: Public reporting burden for this form is estimated to average 300 hours per response, including the time for reviewing instructions, gathering, and maintaining data, and completing and reviewing the form.  Direct comments regarding the burden estimate or any other aspect of this form to U.S. Department of the Interior, Bureau of Land Management (1004-0121), Bureau Information Collection Clearance Officer (W0-630), 1849 C Street, N.W., Mail Stop 401 LS, Washington, D.C. 20240.

(Form 3520-7, Page 5)

SCHEDULE

Section 2: (a) Production Royalty

The Lessee shall pay the Lessor a production royalty on the quantity or gross value of the output of the potassium compounds and related products at the point of shipment to market.  The rate of the production royalty will be applied to the lease as follows:
Lease years 1-5: = 2.0 percent
Lease years 6-20: = 5.0 percent

Section 2 (b) Minimum Production and Minimum Royalty

Minimum Production:  Minimum production royalties must meet or exceed minimum royalty requirements beginning in the sixth lease year or pay the minimum royalty amount.

Minimum Royalty:  In the sixth lease year a minimum royalty is due on the lease.  This payment is due in advance before January 1 of each year.  The lessee is required to pay this advanced minimum royalty of $3.00 per acre beginning the sixth lease year.  Minimum royalties will be applied as per 43 CFR 3504.25(b) and applied to the lease year only.

SPECIAL STIPULATIONS

1)
Ditches, Berms, Drill Holes and Other Excavations:  The lessee shall fill in pits, ditches, and other excavations within reason, to restore the surface of the leased land and access roads to their former conditions as far as reasonably possible, including removal of structures and removal of all debris.  All drill holes shall be filled with cement or other suitable material as approved by the Authorized Officer (AO) prior to abandonment of the wells.  This shall take place upon any partial or total lease relinquishment or cancellation or at any other time prior thereto when required and to the extent deemed necessary by the lessor.

2)
Mining Unit:  Prior to production, a Unit Agreement (royalty allocation agreement) shall be approved which establishes the fee, Federal and State lands as a unit for production royalty purposes.  Along with this, the mining unit shall count production from anywhere on the fee, Federal or State lands as production on any of the lands.

3)
Waste Certification: The lessee shall provide upon abandonment and/or sealing off a mined area and prior to lease termination/relinquishment, certification to the lessor that, based upon a complete search of all the operator’s records for the mine and upon their knowledge of past operations, there has been no hazardous substances per (40 CFR 302.4) or used oil as per Utah State Management Rule R-315-15, deposited within the lease, either on the surface or underground, or that all remedial action necessary, including disposal in an appropriately permitted disposal facility, has been taken to protect human health and the environment with respect to any such substances remaining on the property.  The back-up documentation to be provided shall be described by the lessor prior to the first certification and shall include all documentation applicable to the Emergency Planning and Community Right-to-know Act (EPCRA, Public Law 99-499), Title III of the Superfund Amendments and Reauthorization Act of 1986 or equivalent.  *All waste must be removed and all hazardous materials used or produced must be reported to the Fillmore Field Office (FFO).

4)
Noxious Weeds:  Equipment will be cleaned prior to entering the proposed project area to minimize the introduction of noxious/invasive weeds in other areas.  The lessee/operator shall annually inspect active and inactive operational areas on each lease for noxious weeds (that are listed for control by the State of Utah, the Utah BLM and Millard County).  If any of the listed weeds are found, control must be initiated by the lessee.  The lessee shall contact the Weed Control official at the FFO in advance to discuss the planned control method (lessees are required to obtain a permit prior to the control through the application of approved herbicides).  The lessee shall chemically treat annual invasive weeds (such as cheatgrass) in areas of high activity so as to prevent the potential of fire on the site and buildup of fire potential.  Active and inactive operational areas on leases shall be inspected annually on each lease for noxious weeds.  A plan shall be submitted and approved by the AO prior to the initiation of any control of weeds.

5)
Survey Monuments:  The Lessee at the conclusion of the mining operation, or at other times as surface disturbance related to mining may occur, will replace all damaged, disturbed, or displaced corner monuments (section corners, quarter corners, etc.) their accessories (witness trees, bearing trees, etc.), or restore them to their original condition and location, or at other locations that meet the requirements of the rectangular surveying system.  This work shall be conducted at the expense of the Lessee, by the BLM, to the standards and guidelines found in the Manual of Surveying Instructions, U.S. Department of Interior.

6)
As Built Drawings:  The Lessee will submit to the Deputy State Director, Lands and Mineral Resources, BLM Utah State Office, and the FFO, a scaled map showing the construction and the survey coordinates (State Plane or metes and bounds description) of each of the mine features, buildings, ditches, pumps etc., within 90 days after construction is complete.  The surveyor that conducts the survey will be licensed and shall stamp the drawing.  Land features will be shown on the drawing.  These will include but are not limited to section corners, roads, and section lines.  An updated map will be sent to BLM within 90 days after construction is completed on any new sites.

7)
Reclamation: The mining plan must include an interim reclamation plan and a final reclamation plan.  A seeding and grading plan and schedule will be submitted and approved by the AO prior to finalizing any reclamation.  Upon reclamation of disturbed areas surrounding the lakebed where revegetation is planned, plant growth shall be monitored for a minimum of three years or until the reclamation standards of success have been attained.  All previously vegetated disturbed areas will attain 75% basal cover based on similar undisturbed adjacent native vegetative community, and comprised of desired species and/or seeded species within 5 years of initial reclamation action.  However if after three (3) growing seasons there is less than 30% of the basal cover based on similar undisturbed native vegetative community, then the AO may require additional seeding efforts.  The reclamation bond/liability will not be released until the AO accepts the reclamation in writing.  Concurrent reclamation practices will be used.  In the event that this standard cannot be met, the lessee may request a waiver to this stipulation.  The waiver must state as a minimum, the reasons for the request and show a history of the reclamation attempts by the lessee.  The AO may waive the requirement on his discretion.

8)
Water Replacement:  The Lessee, at his expense, will be responsible to replace any water resources (that contain in a baseline analysis of <10,000 mg/1 Total Dissolved Solids (TDS)), that are lost or adversely affected (quality or quantity) by their mining operations.  These shall include (1) developed ground water sources existing at lease issuance or new sources that may be developed during the term of the lease, and (2) other surface and/or ground water sources that may be identified by the BLM for protection as part of the conditions for any mining plan approvals.  If replacement is required, the lessee shall replace the sources with an alternate source in the same quantity and quality to maintain existing uses.  The existing uses shall include but not limited to riparian habitat, fishery habitat, livestock, wildlife, domestic, agricultural, or other land uses.  The lessee/operator shall obtain sufficient base line data and monitoring in order to establish parameters to show whether water resources are affected.

9)
Wildlife and Plant Species:  Sufficient base line data shall be established as determined necessary by the AO.  In order to accomplish this, the lessee shall submit an acceptable wildlife and plant inventory prior to conducting any surface disturbing activity.  Prior to conducting the inventory, an inventory plan shall be submitted and approved by the AO for the mining and/or exploration plan.  The inventory plan shall include Federally Listed or Candidate species, as well as BLM Sensitive plant or wildlife species, including FWS Birds of Conservation Concern (2008) and big game species.  The inventory plan shall address, but not be limited to the following: species occurrence, migration corridors, winter use, reproductive periods, and habitat value, including the invertebrate community.  The plan shall address the time periods to be inventoried by species.  The inventory shall be conducted by a qualified individual approved by the AO prior to the commencement of the inventory.  The final inventory shall be submitted to the AO within 60 days after completion.  A Wildlife Mitigation Plan shall be submitted as part of any mining or exploration plan and will describe actions to be taken to avoid, minimize, or reduce any future impacts to wildlife.  The plan shall include but will not be limited to, survey/monitoring of species; the rescue, recovery, reporting and rehabilitation of injured wildlife as practicable; recovery and reporting of wildlife mortalities; and mitigation and adaptive management strategies.  The species to be monitored shall include species on the Wildlife Action Plan, developed by the Utah Division of Wildlife Resources, and the Partners in Flight priority species.  The lessee shall submit a report annually discussing mortality rates and the effectiveness of any mitigation measures taken.  At the discretion of the AO this reporting requirement may be waived.  The cost of conducting the inventory, preparing reports and the mitigation plan, and carrying out subsequent mitigation measures and reporting on the effectiveness of such measures, shall be borne by the Lessee.

10)
Cultural Resources:  The Lessee shall contact the AO with sufficient information and request a determination if a cultural inventory and/or tribal consultation is necessary.  If it is necessary and prior to BLM approval to initiate potash production, the lessee shall conduct a cultural resource inventory to BLM Utah Class III inventory standards on all lands where they may be surface disturbance within the boundaries of the leased lands.  The inventory shall be conducted by a qualified professional cultural resource specialist (i.e. Archaeologist, historian, or historical architect, as appropriate), approved by the AO.  A report shall be generated of the inventory and recommendation for protecting any cultural resources that are identified.  The lessee shall undertake measures, in accordance with instructions from the AO to protect cultural resources on the leased land.  The lessee shall not commence the surface disturbing activities until permission to proceed is given by the AO.  The cost of conducting the inventory, preparing reports, and carrying out mitigation measures shall be borne by the Lessee.  The lessee shall protect all cultural resource properties within the lease area from lease related activities until the cultural resource mitigation measures can be implemented.  If cultural resources are discovered during the operations under this lease, the lessee shall immediately bring them to the attention of the AO.  The lessee shall not disturb such resources without written authorization from the AO.  It may be necessary for the lessee to hire a cultural contractor to assist the BLM in determining the following: 1) whether the materials appear eligible for the National Historic Register of Historic Places; 2) the mitigation measures that the lessee will likely have to undertake before the site can be used (assuming in situ preservation is not necessary); and, 3) a time frame for the AO to complete an expedited review under 36 CFR 800.11 to confirm, through the State Historic Preservation Officer, that the findings of the AO are correct and that mitigation is appropriate. All cultural resources shall remain under the jurisdiction of the United States until ownership is determined under applicable law.

11)	Corps of Engineers: The lessee shall work with the BLM in contacting the Corps of Engineers to comply with Section 404 of the Clean Water Act and, as necessary, in obtaining a 404 Permit.

12)
Drilling Results:  The lessee must provide the AO within 30 days of completion, all geologic, geochemistry, water chemistry, groundwater occurrence, aquifer test results, completion details, and other similar data that they collect from any wells or borings that are installed or tested as part of exploration or development activities on the leases or associated with the leases.

13)
Hydrologic Analysis:  Sufficient base line data shall be established prior to conducting any surface disturbing activity which shall be determined necessary by the AO.  In order to accomplish this, the lessee shall submit for review and approval by the AO a plan to analyze ground and surface water interactions as part of any operations or exploration on the leases.  The plan shall be submitted prior to or concurrent with a Mining or Exploration plan under 43 CFR 3592.1.  The plan shall include, but not be limited to the following items, and shall describe how the lessee proposes to; (1) develop sufficient baseline groundwater information to document existing hydrogeology associated with Sevier Lake basin fill and underlying carbonates, encompassing a reasonable area of potential resources, springs, and the alluvial and bedrock aquifers.  This shall include items such as the location, size, and depth of any hole that will encounter water and/or brine as well as any information that will be collected on each hole.  (2) Determine the potential impacts to existing water right holders, wells, wetlands, and surface and groundwater throughout their operations.  Water chemistry (including stable isotopes as necessary), estimated flow and water quantity (water balance) shall be addressed.  (3) Monitor the actual impacts to groundwater resources throughout and surrounding the operation including but not limited to changes in meteoric precipitation and springs, wells (base conditions, water levels, and chemistry conditions prior to construction and monitoring after construction), wetlands, and ditches.  Wells, wetlands, and springs (at sites determined to be relevant based upon the groundwater study that would be conducted prior to development) shall be monitored during operations in order to minimize potential impacts to groundwater resources by allowing an early identification.  Further, the plan shall contain sufficient detail to allow it to be independently assessed, and include such things as the type of groundwater model that would be used (and/or other methods of analysis), phasing of the analysis and proposed iterative studies.  The plan shall also contain a list of people and their qualifications to accomplish the work and a list of deliverables with a timing schedule.  The lessee shall be responsible for any cost incurred for the plan and the accomplishing of the work.

14)
Lands and Realty:  Existing roads and trails would be used for travel to the maximum extent feasible unless otherwise authorized.  During wet road conditions, any ruts deeper than four inches remaining on the road from the project would be repaired at the AO discretion.  The proposed project would be subject to valid prior existing right-of-way.  The Master Title Plat and LR2000 Geo Report show an existing right-of-way within the project area.  The proposed project is subject to this existing right-of-way.  This Holder shall be contacted and coordinated with if their ROW would be affected by this project.

15)
Dust Control Plan:  The operator/lessee shall develop a dust control plan for review by the AO prior to conducting any operations under the lease.  This shall include but not be limited to (1) the treatment of road and disturbed surfaces, (2) speed limits to control dust, (3) stabilizing piles and (4) conditions under which work will cease, such as operations during high wind conditions.  The costs of the controls shall be borne by the lease/operator.

16)
Riparian and Wetland Inventory:  The operator/lessee shall conduct an inventory for riparian and wetlands.  The inventory shall be acceptable to the AO prior to the commencement of any surface disturbing activities.  The inventory shall include but not be limited to: (1) maps at a sufficient scale to show the size and location of these areas.  This inventory shall include the project area and the Sevier River within Township 20 South, Range 10 West if the AO deems it necessary.  (2) Vegetation species shall be addressed along with percent cover, and water quality, temperature and quantity, and soil types.  The cost of the inventory shall be borne by the lessee/operatory.

17)
Lighting:  The operations plan shall describe the measures that the operator/ lessee will take to minimize the amount of light that will be produced.  These shall include but not be limited to lighting shield, directional lighting and use and placement of portable lights.  The AO may require a night sky model.

18)
Royalty Value of Un-Mined Potassium and Related Products:  The Lessee shall be required to pay the value of the royalty due on any salable potassium or related products which would have been produced under an approved mine plan, which is otherwise lost or left economically inaccessible by mining practices, unless approval for leaving the potassium or related products has been granted in writing by the authorized officer.

19)
Diligence Requirements:  The authorized officer will pursue cancellation of this lease if, at the end of the lease term, or any readjusted term, potassium or related products are not being produced in paying quantities from:

a)	This lease; or

b)	The contiguous mining block, as defined under a royalty allocation agreement, in which this lease is included.

c)
“Potassium or related products are not being produced in paying quantities” when the gross value of the potassium compounds and other related products produced from this lease or the contiguous mining block at the point of shipment to market does not yield a return in excess of all direct and indirect operating costs allocable to their production.